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                                                                    Exhibit 12
                                                                   -----------

                MCI COMMUNICATIONS CORPORATION AND SUBSIDIARIES

               Computation of Ratio of Earnings to Fixed Charges
                      (In millions, except ratio amounts)
                                  (unaudited)


                                          Year Ended December 31,

                              1993      1992      1991      1990       1989
Earnings:                     ----      ----      ----      ----       ----
  Income before
  income taxes and
  extraordinary item
  per income statement       $1,045    $  963    $  848    $  440    $  804

Add:
  Fixed charges                 315       346       334       321       330

Less:
  Capitalized interest           61        52        58        49        44
                             ------    ------    ------    ------    ------
     Total earnings          $1,299    $1,257    $1,124    $  712    $1,090
                             ======    ======    ======    ======    ======


Fixed Charges:
  Fixed charges on
  indebtedness,
  including amortization
  of debt discount and
  premium                    $  239    $  270    $  270    $  262    $  282

Interest portion of
  operating lease
  rentals (a)                    76        76        64        59        48
                             ------    ------    ------    ------    ------
   Total fixed charges       $  315    $  346    $  334    $  321    $  330
                             ======    ======    ======    ======    ======
Ratio of earnings to
  fixed charges                4.12      3.63      3.37      2.22      3.30
                               ====      ====      ====      ====      ====


(a) The interest portion of operating lease rentals is calculated as one third of rent expense which represents a reasonable approximation of the interest factor.